

September 30, 2010

Glade M. Knight
Chief Executive Officer
Apple REIT Eight, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re:** **Apple REIT Eight, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and**
> **June 30, 2010**
> **File No. 000-53175**

Dear Mr. Knight:

We have reviewed your response letter dated August 20, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 23

1. We have read and considered your response to comment two. While some of your agreements and arrangements were in place at inception and were disclosed in detail in the original prospectus and registration statements, your disclosures should continue to discuss, to the extent these transactions are deemed material, the intercompany transactions between, ASRG, A8A, and the other Apple REIT entities as well as disclose the fact, if true, that such transactions are not approved by the company's board of directors. Please provide us your proposed disclosure that you plan to include in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Liquidity and Capital Resources

2.   We have read and considered your response to comment four which appears to address your intentions to report liquidity decisions once resolved. Although the substance of your disclosure may change due to future events; in the meantime, your discussion should identify material cash commitments and clearly discuss uncertainties related to your low cash balances and reliance upon a credit line with limited capacity.   Your disclosures should also reflect how the company plans to meet existing known or reasonably likely future cash requirements, including distributions and redemptions in light of your company's sources of liquidity. As previously requested, please provide us with your proposed disclosure.

        You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Accounting Branch Chief